

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Michael Skipworth
President and Chief Executive Officer
Wingstop Inc.
15505 Wright Brothers Drive
Addison, Texas 75001

> **Re: Wingstop Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated June 14, 2023**
> **File No. 001-37425**

Dear Michael Skipworth:

We have reviewed your June 14, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comment is to the comment in our June 2, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 31

1. We read your response to comment 1. It appears to us that the strategic initiatives to develop a long-term supply chain and conduct market analysis of industry landscape and consumer demand represent regular operating activities to run your business as a restaurant chain. Therefore, the consulting fees incurred relating to these activities appear to be normal, cash operating expenses necessary for your revenue-generating activities and business strategy. As such, please remove the adjustment for consulting fees from your non-GAAP measure reconciliations. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services